

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2013

Via E-Mail
Ms. Ya-Ping Chang
Chief Executive Officer
Tiger Jiujiang Mining, Inc.
6F, No. 81 Meishu East 6 Road,
Kaohsiung, Taiwan 804

> **Re:** **Tiger Jiujiang Mining, Inc.**
> **Form 10-K for Fiscal Year Ended February 29, 2012**
> **Filed May 30, 2012**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2012**
> **Filed October 12, 2012**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2012**
> **Filed January 14, 2013**
> **Response letter dated March 15, 2013**
> **File No: 000-54567**

Dear Ms. Chang:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 29, 2012

Properties, page 16

1.   We note your response to comments one and two of our letter dated February 25, 2013 in which you state the information requested was provided in your original filing. We re-issue both comments one and two and wish to clarify that the property information requested is in regards to those properties you own, control, or have optioned, which in this case is the Tiger property in Jiangxi Province. Please describe your mineral rights,

the property you have optioned as it exists, any features or improvements that have been made to this property, and any geologic information or reports/studies that is available.

Form 10-Q for the Fiscal Quarter Ended August 31, 2012 and for the Fiscal Quarter Ended November 30, 2012

Item 3 Controls and Procedures

2.   We note your response to comment six in our letter dated February 25, 2013 indicating that the originally filed Form 10-Q for the quarter ended May 31, 2012 contained a typographical error. We also note that you have filed an amendment to this Form 10-Q on March 15, 2013, indicating that your disclosure controls and procedures were ineffective.   Similarly, please address your conclusions pertaining to disclosure controls and procedures in your two subsequent Forms 10-Q filed on October 12, 2012 and January 14, 2013 and provide revised disclosures as necessary.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551- 3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining